OMB APPROVAL
SEC FILE NUMBER 001-40632
CUSIP NUMBER 23285D 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cytek Biosciences, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

47215 Lakeview Boulevard

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cytek Biosciences, Inc (the “Company” or “Cytek”) requires additional time to complete its financial closing procedures as of the end of the reporting period impacting the Company due to a lack of internal accounting resources, resulting in a delay in obtaining and compiling required information. Accordingly, the Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company expects to report unremediated material weaknesses in its Form 10-K, consistent with its prior report on Form 10-Q for the fiscal quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023. The Company currently expects to file its Form 10-K on or before March 15, 2024, the prescribed due date pursuant to this Form 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Patrik Jeanmonod	877	922-9835
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix I for an explanation of the anticipated changes as reported in Cytek Biosciences, Inc. press release dated February 28, 2024, titled “Cytek Biosciences Reports Fourth Quarter and Full Year 2023 Financial Results and Provides 2024 Outlook.”

Cytek Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2024	By:	/S/ PATRIK JEANMONOD
Name: Patrik Jeanmonod
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Appendix I

Selected Fourth Quarter 2023 Financial Results

Total revenue for the fourth quarter of 2023 was $58.6 million, a 21% increase over the fourth quarter of 2022. Excluding the $9.8 million of revenue from the product lines acquired from Luminex on February 28, 2023, organic revenue was $48.8 million, a 1% increase compared to the same period of the prior year.

Gross profit was $33.7 million for the fourth quarter of 2023, an increase of 15% compared to a gross profit of $29.4 million in the fourth quarter of 2022. Gross profit margin was 57% in the fourth quarter of 2023 compared to 61% in the fourth quarter of 2022.

Operating expenses were $32.8 million for the fourth quarter of 2023, a 12% increase from $29.3 million in the fourth quarter of 2022. The increase in operating expenses was primarily due to expenses related to increased headcount from the Luminex transaction and personnel-related expenses across research and development and sales and marketing.

Research and development expenses were $10.9 million for the fourth quarter of 2023 compared to $9.7 million for the fourth quarter of 2022.

Sales and marketing expenses were $11.6 million for the fourth quarter of 2023 compared to $9.0 million for the fourth quarter of 2022.

General and administrative expenses were $10.3 million for the fourth quarter of 2023, an increase from $10.5 million for the fourth quarter of 2022.

Income from operations in the fourth quarter of 2023 was $0.9 million compared to income from operations of $0.1 million in the fourth quarter of 2022. Net income in the fourth quarter of 2023 was $6.3 million compared to a net income of $3.7 million in the fourth quarter of 2022.

Selected Full Year 2023 Financial Results

Total revenue for the year ended December 31, 2023 was $193.4 million, an 18% increase over the year ended December 31, 2022.

Gross profit was $110.1 million for the year ended December 31, 2023, an increase of 9% compared to a gross profit of $101.0 million in the year ended December 31, 2022. Gross profit margin was 57% in the year ended December 31, 2023 compared to 62% in the year ended December 31, 2022.

Operating expenses were $136.8 million for the year ended December 31, 2023, a 33% increase from $102.8 million in the year ended December 31, 2022. The increase was primarily due to increased headcount and personnel-related expenses across research and development and sales and marketing.

Research and development expenses were $44.2 million dollars for the year ended December 31, 2023, compared to $34.9 million dollars for the year ended December 31, 2022.

Sales and marketing expenses were $49.1 million dollars for the year ended December 31, 2023, compared to $33.2 million dollars for the year ended December 31, 2022.

General and administrative expenses were $43.5 million dollars for the year ended December 31, 2023, compared to $34.7 million dollars for the year ended December 31, 2022.

Loss from operations in the year ended December 31, 2023 was $26.8 million compared to loss from operations of $1.8 million in the year ended December 31, 2022. Net loss in the year ended December 31, 2023 was $11.3 million compared to net income of $2.5 million in the year ended December 31, 2022.

Cash, cash equivalents, restricted cash and short-term investments in marketable securities were approximately $262.7 million as of December 31, 2023. The primary utilization of cash throughout the year was attributed to the acquisition and share repurchase program.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 10-K within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial and business performance. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the preparation of the financial statements and the risks and uncertainties set forth in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023 and other filings with the SEC. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Cytek Biosciences, Inc.

Consolidated Balance Sheets

(unaudited)

(In thousands, except share and per share data)	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$167,299	$296,601
Restricted cash	331	2,899
Marketable securities	95,111	44,548
Trade accounts receivable, net	56,636	48,864
Inventories	61,148	48,154
Prepaid expenses and other current assets	11,694	12,954

Total current assets	392,219	454,020
Deferred income tax assets, noncurrent	30,487	20,459
Property and equipment, net	18,405	13,682
Operating lease right-of-use assets	10,853	13,883
Goodwill	16,753	10,144
Intangible assets, net	23,084	4,331
Other noncurrent assets	3,386	2,957

Total assets	$495,187	$519,476

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$2,918	$4,805
Legal settlement liability, current	2,561	2,163
Accrued expenses	19,862	21,126
Other current liabilities	8,013	7,960
Deferred revenue, current	22,783	12,986

Total current liabilities	56,137	49,040
Legal settlement liability, noncurrent	16,477	15,596
Deferred revenue, noncurrent	15,132	13,124
Operating lease liability, noncurrent	9,479	12,312
Long term debt	1,648	2,271
Other noncurrent liabilities	2,431	1,587

Total liabilities	$101,304	$93,930

Stockholders’ equity:
Common stock, $0.001 par value; 1,000,000,000 authorized shares as of December 31, 2023 and December 31, 2022, respectively; 130,714,906 and 135,365,381 issued and outstanding shares as of December 31, 2023 and December 31, 2022, respectively.	131	135
Additional paid-in capital	423,386	442,887
Accumulated deficit	(28,359)	(17,030)
Accumulated other comprehensive loss	(1,275)	(697)
Noncontrolling interest in consolidated subsidiary	—	251

Total stockholders’ equity	393,883	425,546

Total liabilities and stockholders’ equity	$495,187	$519,476

Cytek Biosciences, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited)

	Year ended December 31,
(In thousands)	2023	2022
Revenue, net:
Product	$157,089	$148,600
Service	36,298	15,436

Total revenue, net	193,387	164,036

Cost of sales:
Product	65,056	49,955
Service	18,262	13,107

Total cost of sales	83,318	63,062

Gross profit	110,069	100,974
Operating expenses:
Research and development	44,151	34,858
Sales and marketing	49,148	33,230
General and administrative	43,546	34,690

Total operating expenses	136,845	102,778

Loss from operations	(26,776)	(1,804)
Other income, net
Interest expense	(2,071)	(2,573)
Interest income	6,413	4,619
Other income, net	7,794	1,018

Total other income, net	12,136	3,064

(Loss) income before income taxes	(14,640)	1,260
Benefit from income taxes	(3,311)	(1,224)

Net (loss) income	(11,329)	2,484
Foreign currency translation adjustment, net of tax	(549)	(1,611)
Unrealized (loss) gain on marketable securities	(29)	17

Net comprehensive (loss) income	$(11,907)	$890